SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11- K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

COMMISSION FILE NO. 1-7410

MELLON 401(k) RETIREMENT SAVINGS PLAN

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Full title of the Plan and the address of the Plan)

MELLON FINANCIAL CORPORATION

One Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

MELLON 401(K) RETIREMENT SAVINGS PLAN

Form 11-K

Page
Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-17

Signatures	18

Index to Exhibits	19

MELLON 401(K)

RETIREMENT SAVINGS PLAN

Financial Statements and Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

MELLON 401(K)

RETIREMENT SAVINGS PLAN

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Corporate Benefits Committee

Mellon Financial Corporation:

We have audited the accompanying statements of net assets available for benefits for the Mellon 401(k) Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005, and schedules of reportable transactions for the year ended December 31, 2005 are for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 28, 2006

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value (notes 3, 4 and 7):
Collective trust funds	$857,583,729	$535,063,505
Common stock	421,386,788	422,297,389
Registered investment companies	105,891,408	437,079,731
Loans to participants	22,238,359	27,319,554

Total investments	1,407,100,284	1,421,760,179

Cash and cash equivalents	337,709	299,153
Pending investment sales	18,009,767	5,336,068

Total assets	1,425,447,760	1,427,395,400

Liabilities
Pending investment purchases	4,455,050	1,679,878
Other liabilities	—	3,882,616

Total liabilities	4,455,050	5,562,494

Net assets available for benefits	$1,420,992,710	$1,421,832,906

See accompanying Notes to the Financial Statements

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
	2005	2004
Contributions:
Employer matching contributions	$24,163,745	$28,626,865
Employee contributions	62,113,495	70,781,812
Rollover contributions	3,390,163	2,940,836

Total contributions (note 1)	89,667,403	102,349,513

Investment income:
Net appreciation in fair value of investments (note 7)	80,132,058	49,314,231
Collective trust funds income	7,230,444	8,356,238
Registered investment companies dividend income	2,879,185	4,710,683
Dividends from common stock	10,351,113	9,451,852
Interest income on loans to participants	1,245,699	1,337,616

Total investment income	101,838,499	73,170,620

Participants withdrawals	(192,346,098)	(100,659,908)

Net (decrease) increase	(840,196)	74,860,225

Transfers from predecessor plans (note 10)	—	53,806,860

Net assets available for benefits:
Beginning of year	1,421,832,906	1,293,165,821

End of year	$1,420,992,710	$1,421,832,906

See accompanying Notes to the Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of the Mellon 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established to cover the salaried U.S. employees of substantially all subsidiaries of Mellon Financial Corporation (the Corporation). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Corporate Benefits Committee (the Committee), whose members consist of the heads of the Human Resources, Legal, and Finance Departments of the Corporation, and two members who are appointed by the Chief Executive Officer of the Corporation. The Committee is the Named Fiduciary and the Plan Administrator. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, whose members consist of the Chief Financial Officer of the Corporation and four other members appointed by the Chief Executive Officer of the Corporation, has been assigned certain fiduciary duties with respect to the trusteeship and investment of Plan assets. Mellon Bank, N.A. is the Trustee.

Effective December 1, 2005 Mellon combined the investment choices in the Mellon 401 (k) Retirement Savings Plan. Participants in the Plan now have the option of investing their contributions through salary deferrals to one or more of the following funds (note 3): Mellon Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund, Daily Liquidity Small Cap Stock Index Fund, Self-Directed Account and Mellon Financial Corporation Common Stock. In conjunction with the combination of investment choices, the 50% limit on investments in the Self-Directed Account was suspended from Oct. 6, 2005 through Dec. 30, 2005. During that time, participants in the 401(k) plan were permitted to transfer up to 100% of their account balance into the Self-Directed Account. After Dec. 30, 2005, the maximum that a participant can transfer into the Self-Directed Account is 50% of his account balance.

Prior to the December 1, 2005 change, participants in the Plan had the option of investing their contributions through salary deferrals to one or more of the following: Mellon Stable Value Fund, Daily Liquidity Money Market Fund, Daily Liquidity Aggregate Bond Index Fund, Daily Liquidity Stock Index Fund, Daily Liquidity Asset Allocation Fund, Daily Liquidity International Stock Index Fund, Daily Liquidity Small Cap Stock Index Fund, Dreyfus Appreciation Fund, Dreyfus Premier New Leaders Fund, Dreyfus Disciplined Stock Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus LifeTime Portfolios, Inc. – Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth and Income Portfolio, Dreyfus LifeTime Portfolios, Inc. – Growth Portfolio, Dreyfus Founders Growth Fund, Dreyfus Premier Third Century Fund, Dreyfus Premier Technology Growth Fund, Dreyfus Premier Core Value Fund, Dreyfus Founders Discovery Fund, Dreyfus Premier International Value Fund, The Boston Company International Small Cap Fund, Self-Directed Account and Mellon Financial Corporation Common Stock.

When the actively managed funds were eliminated from the fund line-up on December 1, 2005, any balances remaining in those funds were liquidated and transferred to the Collective Trust Funds defined on pages 7 and 8 (Basic Funds) in accordance with the fund mapping established by the Benefits Investment Committee.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Administrative costs arising under the Plan, other than fees charged by the mutual funds, are paid by the Corporation.

(b)	Contributions

An eligible employee of the Corporation may enroll in the Plan as of the first day of any pay period following receipt of a Personal Identification Number (PIN). PIN’s are received two to three weeks after the first day of employment and deferral contributions generally begin the first full pay day period following enrollment.

Salary reduction contributions may be made at a rate of 1% to 75% of the employee’s base compensation, less other pre-tax benefits, but may not exceed the annual dollar limit prescribed by the tax laws ($14,000 in 2005 and $13,000 in 2004). Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were 50 or older by December 31, 2005, and reached the contribution limit of $14,000 were eligible, by law, to contribute an additional $4,000 in catch-up contributions to the Plan in 2005. Participants who were 50 or older by December 31, 2004, and reached the contribution limit of $13,000 were eligible, by law, to contribute an additional $3,000 in catch-up contributions to the Plan in 2004. This catch-up contribution limit will increase by $1,000 in 2006 to a maximum of $5,000.

Participants may rollover amounts representing distributions from other qualified retirement plans.

Salary reduction contributions and employer matching contributions are subject to the nondiscrimination requirements imposed under Internal Revenue Code (IRC) Sections 401(k) and 401(m). In addition, IRC Section 415 limits the amount of contributions that may be allocated to the account of each participant.

Each semimonthly pay period, the Corporation makes a matching contribution to the Plan in an amount equal to 65% of the first 6% of each participant’s salary reduction contribution. The Corporation’s matching contributions are made in the Corporation’s common stock based upon the three-day average close on the New York Stock Exchange.

Effective February 1, 2005, the Plan was amended to allow participants to transfer any Mellon Financial Corporation common stock received as matching contributions to other Plan investments. Previously, Plan participants were only permitted to transfer Mellon Financial Corporation common stock matching contributions received prior to January 1, 2000. Beginning February 1, 2005, participants may diversify all or part of the Mellon Financial Corporation common stock portion of their account balance.

The Corporation is permitted to make discretionary contributions, as determined and authorized by the board of directors. Discretionary contributions would be allocated to each eligible participant’s account and may be made either in cash or invested in Mellon Financial Corporation Common Stock. There were no discretionary contributions during the years ended December 31, 2005 and 2004.

(c)	Vesting

Participants are immediately vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Matching contributions to the Plan, plus any earnings these amounts generate, are 100% vested after three years of service. Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(d)	Forfeitures

If the participant is not fully vested at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five one-year breaks in service. At December 31, 2005, the forfeited nonvested accounts that were unallocated to participants totaled $51,954 ($570,855 in 2004). These accounts will be used to reduce future employer contributions. Also, in 2005 employer contributions were reduced by $1,167,879 ($1,100,000 in 2004) from nonvested accounts forfeited.

(e)	Distributions

Upon retirement or termination of employment, participants may elect to receive a distribution of their vested account balances. The Plan also permits distributions in the event of the participant’s permanent disability. Special withdrawal rules apply with respect to the accounts of participants who were participants in The Boston Company, Inc. Employee Savings Plan which was merged with and into the Plan effective January 1, 1998, the Dreyfus Profit-Sharing Plan which was merged with and into the Plan effective September 1, 1996, the Employee Savings and Profit Sharing Plan of United National Bank which was merged with and into the Plan effective June 30, 1999 and the Buck Savings and Profit Sharing Plan which merged with and into the Plan effective October 31, 2001. The Plan also makes distributions pursuant to the minimum distribution regulations issued by the Internal Revenue Service.

(f)	Loans to Participants

Generally, loans are made available to all requesting participants in amounts up to the lesser of (a) $50,000 or (b) one-half of the participant’s account, excluding the portion from employer matching contributions invested in Mellon Financial Corporation common stock. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The loan interest rate is one percentage point above the prime rate published in The Wall Street Journal. Loan proceeds are reduced by a loan processing fee of $25.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions (for example, the market valuation of certain fund investments) that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(c)	Investments

Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are reflected on a trade-date accounting basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.

Dividend income from investments in common stock is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3)	Investment Programs

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets. The funds listed below are the investment options for salary reduction contributions as of December 31, 2005. Pending investment or distribution, any of these funds may be invested in short-term debt obligations of any nature or held in cash.

Collective Trust Funds:

(a)	Mellon Stable Value Fund

The Mellon Stable Value Fund’s investment objective is high current income and stability of principal. The fund pursues this investment objective by investing primarily in a diversified portfolio of guaranteed insurance contracts (GICs) issued by insurance companies, bank investment contracts (BICs), corporate investment contracts, synthetic GICs and BICs, separate account GICs, floating rate GICs, repurchase agreements, and cash and cash equivalents. The fund is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed; however, the Trustee seeks to minimize credit risk through diversification among an approved group of issuers.

(b)	Daily Liquidity Money Market Fund

The Daily Liquidity Money Market Fund seeks to preserve principal, provide liquidity and offer a high level of current income. This short-term investment fund invests in high-quality securities and achieves price stability by maintaining a short average portfolio maturity of less than 90 days.

(c)	Daily Liquidity Aggregate Bond Index Fund

The Daily Liquidity Aggregate Bond Index Fund seeks to track the characteristics and performance of the Lehman Brothers Aggregate Index. Although the fund is an index fund the management techniques are designed to reduce portfolio risk and enhance performance by sampling from the bonds held in the index. This benchmark is a broad-based index, which covers the U.S. investment grade fixed-rate bond market (U.S. government, corporate, mortgage-backed and asset-backed securities).

NOTES TO THE FINANCIAL STATEMENTS (continued)

(d)	Daily Liquidity Stock Index Fund

The Daily Liquidity Stock Index Fund seeks to replicate the characteristics and performance of the Standard & Poor’s 500® Composite Stock Index. Indexing strategies generally provide broad diversification and low trading activity by investing in stocks in the same proportion as held in the index. The Standard & Poor’s 500® Composite Stock Index is widely used as a benchmark for large capitalization stock investing. The 500 stocks in the index are comprised of industrial companies, transportation companies, utilities, financial companies, health care companies and technology companies.

(e)	Daily Liquidity Asset Allocation Fund

The Daily Liquidity Asset Allocation Fund actively allocates assets across the equity (stock), fixed income (bond), and cash markets of the United States. A computer model is used to evaluate the risk and return of stocks, bonds and cash to determine the optimal asset allocation. The fund’s benchmark consists of 65% Standard & Poor’s 500® Composite Stock Index, 30% Lehman Brothers Long-Term Treasury Index, and 5% Salomon 30-Day Certificates of Deposit.

(f)	Daily Liquidity International Stock Index Fund

The Daily Liquidity International Stock Index Fund seeks to replicate the characteristics and performance of the Morgan Stanley Capital International (Free) Europe, Australasia and the Far East Index (MSCI-EAFE®). The MSCI-EAFE® Index is a widely used global measure of developed markets in 21 countries, excluding companies and share classes not purchasable by foreigners. The goal of this index is to cover approximately 85% of the capitalization of each industry within each country. In replicating this index, the fund is designed to capture international long-term growth opportunities.

(g)	Daily Liquidity Small Cap Stock Index Fund

The Daily Liquidity Small Cap Stock Index Fund seeks to track the performance of the Russell 2000® Index. The Russell 2000® Index is widely used as the benchmark for small-capitalization stock investing. The approximately 2000 stocks in the index are broadly diversified across industries. For liquidity reasons, securities with extremely small market capitalizations may not be replicated.

Registered Investment Companies:

(a)	Self-Directed Account

Effective January 1, 2001, the investment options include a Self-Directed Account (SDA) in which participants may direct the purchase of shares of registered investment companies. The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of his account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA. From Oct. 6, 2005 through Dec. 30, 2005, the 50% limit on investments in the Self-Directed Account was suspended. During that time, participants in the 401(k) plan were permitted to transfer up to 100% of their account balance into the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Common Stock:

Mellon Financial Corporation Common Stock

The objective of the common stock fund is to provide the participant an opportunity to own shares of the Corporation’s common stock. A common stock investment in a single company is subject to the ups and downs of the stock market, as well as the company’s performance and its long-term financial prospects.

Loan Fund:

The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. The amount of each loan is transferred from one or more of the investment funds, as described in the Plan document, based on the proportion of the participant’s interest in such funds to the participant’s aggregate interest in all such investment funds.

(4)	Party-In-Interest Transactions

Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment, and reinvestment of the Plan’s assets.

The Plan holds units of collective trust funds and registered investment companies that are managed and administered by the following subsidiaries of the Corporation: Mellon Bank, N.A., Dreyfus Trust Company, The Dreyfus Corporation, and Founders Asset Management LLC.

The Plan held 12,296,426 and 13,574,123 shares of Mellon Financial Corporation common stock at December 31, 2005 and 2004, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Corporation may determine.

(6)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(7)	Investments

	Total investments at December 31,
	2005			2004
Investments at fair value as determined by quoted market price
Registered investment companies:
Dreyfus Founders Discovery Fund	$		(a)	$61,151,629
Dreyfus LifeTime Portfolios, Inc. - Income Portfolio			(a)	7,923,679
Dreyfus LifeTime Portfolios, Inc. - Growth and Income Portfolio			(a)	63,101,905
Dreyfus LifeTime Portfolios, Inc. - Growth Portfolio			(a)	30,733,890
* Dreyfus Disciplined Stock Fund			(a)	122,251,639
Dreyfus Founders Worldwide Growth Fund			(a)	24,629,488
Dreyfus Founders Growth Fund			(a)	10,444,755
Dreyfus Premier Technology Growth Fund			(a)	15,386,257
Dreyfus Premier International Value Fund			(a)	24,068,053
Dreyfus Premier Third Century Fund			(a)	4,884,628
Dreyfus Premier Core Value Fund			(a)	48,762,398
Dreyfus Appreciation Fund			(a)	1,666,812
Dreyfus Premier New Leaders Fund			(a)	1,714,820
The Boston Company International Small Cap Fund			(a)	6,746,358
* Mellon Financial Corporation Common Stock**		421,386,788		422,297,389
* Self-Directed Account		105,891,408	(a)	13,613,420

		527,278,196		859,377,120
Investments at estimated fair value
Collective trust funds:
* Mellon Stable Value Fund		88,725,697		96,332,489
* Daily Liquidity Money Market Fund		87,721,917		99,566,045
* Daily Liquidity Stock Index Fund		380,402,188		246,805,795
Daily Liquidity Aggregate Bond Index Fund		47,359,115		50,276,319
* Daily Liquidity Asset Allocation Fund		109,219,073		17,829,987
* Daily Liquidity International Stock Index Fund		84,668,316		20,829,692
Daily Liquidity Small Cap Stock Index Fund		59,487,423		3,423,178
Loans to participants		22,238,359		27,319,554

		879,822,088		562,383,059

Total investments		$1,407,100,284		$1,421,760,179

*	Investments greater than 5% of net assets available for plan benefits at the end of the plan year.
**	The Corporation’s matching contribution is deposited to this fund. In addition, plan participants may direct their investments to this fund.
(a)	In 2005, Mellon combined the investment choices in the Mellon 401(k) Retirement Savings Plan. The previously offered funds are now included as part of the options in the Self-Directed Account. See footnote 1(a) for a further explanation. None of the funds in the Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

During 2005 and 2004, the Plan’s investments (including net realized gains of $53,160,334 in 2005 and $10,525,048 in 2004 on investments bought and sold) appreciated (depreciated) in value respectively, as follows:

	Year ended December 31,
	2005	2004
Registered investment companies	$21,242,680	$33,334,843
Collective trust funds	20,028,792	28,432,429
Common stock	38,860,586	(12,453,041)

	$80,132,058	$49,314,231

(8)	Summary of Investment Activity in Mellon Financial Corporation Common Stock

Information about the net assets and the significant components of the changes in net assets relating to the investments in Mellon Financial Corporation Common Stock is as follows:

	December 31,
	2005	2004
Net assets:
Common stock	$421,386,788	$422,297,389

	Year ended December 31,
	2005	2004
Changes in net assets:
Contributions*	$27,333,189	$32,276,090
Dividends	10,351,113	9,451,852
Net appreciation (depreciation) (including realized gains of $20,628,096 in 2005 and $11,923,208 in 2004)	38,860,586	(12,399,888)
Participant withdrawals	(34,589,494)	(29,651,272)
Net transfers from (to) participant-directed investments	(42,865,995)	(13,549,961)
Transfer in from predecessor plan	—	6,862,439

	$(910,601)	$(7,010,740)

*	As of April 1999, participants were able to invest their contributions in Mellon Financial Corporation Common Stock. Participant contributions and rollovers to this Fund in 2005 and 2004 totaled $3,169,444 and $3,649,225, respectively.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(9)	Investment Changes

Effective December 1, 2005, the Benefits Investment Committee streamlined the investment options in the Plan by offering only the Basic Funds as core options. Core options are those funds in which employees can invest directly through payroll contributions. None of the existing Actively Managed Funds have been eliminated from the Plan and the Mellon Stable Value Fund has been moved to the Basic Funds category. A wide variety of mutual funds are also available through the SDA, which offers more than 7,000 mutual funds for every type of investor.

In addition to Mellon Financial Corporation common stock, the following are offered as Basic Funds:

•	Daily Liquidity Money Market Fund

•	Mellon Stable Value Fund

•	Daily Liquidity Aggregate Bond Index Fund

•	Daily Liquidity Asset Allocation Fund

•	Daily Liquidity Stock Index Fund

•	Daily Liquidity Small Cap Stock Index Fund

•	Daily Liquidity International Stock Index Fund

(10)	Plan Mergers

On January 1, 2002, current participants in the Mellon Investor Services Retirement Savings Plan (MIS Plan) became participants in the Plan. On April 30, 2004, MIS Plan assets of $47,780,533 related to this merger were transferred from the predecessor plan into the Plan as of April 30, 2004.

Effective as of the close of business September 30, 2004, the Eagle Investment Systems Corporation 401(k) Profit Sharing Plan (Eagle Plan) and the ITS Associates Inc. Savings and Profit Sharing Plan (ITS Plan) were merged into the Plan. Eagle Plan assets of $3,095,355 and ITS Plan assets of $2,930,972 related to these mergers were transferred from the predecessor plans into the Plan as of September 30, 2004.

(11)	Plan Amendments

During 2002, certain amendments to the Plan were adopted, including certain mandatory requirements and optional provisions as a result of changes to the applicable provisions of the IRC by the Economic Growth and Tax Relief Reconciliation Act of 2001. Amendments included an increase in the employer match from 50% to 65% and an increase to the deferral limit from 16% of eligible salary to 75% of eligible salary, the addition of catch-up contributions, and the ability for participants to direct the transfer of certain investments in Mellon common stock to other Plan investments.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Beginning in 2002, a flexible dividend feature was added to the 401(k) Retirement Savings Plan by designating a portion of the Plan as an employee stock ownership plan. With the flexible dividend feature, participants may elect to have their quarterly dividends on certain shares of Mellon Financial Corporation common stock with the Plan paid in cash rather than reinvested in Mellon common stock under the Plan. Cash dividends are taxable as dividend income in the year in which they are paid and will be reported to the government on Form 1099-DIV (for U.S. employees) at the end of January following each calendar year. Mellon will not withhold income taxes on the cash dividends that the participant receives.

Effective January 1, 2003, the Plan was amended to comply with the final minimum distribution regulations issued by the Internal Revenue Service.

Effective November 6, 2003, the Plan was amended to allow the Benefits Investment Committee to place restrictions on trading in selected funds. Pursuant to this amendment, beginning March 15, 2004, an administrative restriction applies to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Mellon 401(k) Plan within any 15-day calendar period. Prior to December 1, 2005, these funds included the Daily Liquidity International Stock Index Fund, Dreyfus Founders Worldwide Growth Fund, Dreyfus Premier International Value Fund and The Boston Company International Small Cap Fund. On December 1, 2005, there was change to the investment funds under the Mellon 401(k) Plan and only the Daily Liquidity International Stock Index Fund remains as a core fund subject to this restriction. The other three funds continue to be available through the Self-Directed Account and, as with any fund in the Self-Directed Account, will be subject to trading restrictions imposed by the investment fund manager.

Effective May 20, 2004, to resolve any latent ambiguity after the recent Massachusetts Supreme Court decision permitting marriage between same-sex couples, Mellon has amended certain ERISA plans, including the Mellon 401(k) Retirement Savings Plan, to adopt the federal definition of “spouse”, consistent with the Defense of Marriage Act, which states that a spouse must be a husband or wife of the opposite sex. This will allow for consistent treatment of Mellon employees across the country and make it possible to properly and efficiently administer Mellon’s ERISA benefit plans.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$1,420,992,710	$1,421,832,906
Participant withdrawals	(13,111,124)	—

Net assets available for benefits per the Form 5500	$1,407,881,586	$1,421,832,906

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2005
Participant withdrawals:	$192,346,098
Add: Amounts currently payable at December 31, 2005	13,111,124

Benefits paid to participants per the Form 5500	$205,457,222

(13)	Subsequent Events

Effective January 1, 2006, pursuant to Internal Revenue Service regulation changes, Mellon will no longer be permitted to offer displaced employees, or those who are on salary continuance, the opportunity to contribute to their 401(k) Plan. Company matching contributions also stop when employee contributions stop. However, displaced employees will continue to earn vesting service in the 401(k) Plan while receiving salary continuance.

(14)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

MELLON 401(k)

RETIREMENT SAVINGS PLAN

Ein: 25-1233834

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party		Description of investment	Cost	Current value
		Collective Trust Funds
*	Mellon Bank, N.A.	Daily Liquidity Asset Allocation Fund	N/A	$109,219,073
*	Mellon Bank, N.A.	Mellon Stable Value Fund	N/A	88,725,697
*	Mellon Bank, N.A.	Daily Liquidity Money Market Fund	N/A	87,721,917
*	Mellon Bank, N.A.	Daily Liquidity Stock Index Fund	N/A	380,402,188
*	Mellon Bank, N.A.	Daily Liquidity Aggregate Bond Index Fund	N/A	47,359,115
*	Mellon Bank, N.A.	Daily Liquidity International Stock Index Fund	N/A	84,668,316
*	Mellon Bank, N.A.	Daily Liquidity Small Cap Stock Index Fund	N/A	59,487,423

		Total collective trust funds		857,583,729
		Registered Investment Companies
*	Mellon Bank, N.A.**	Self-Directed Account	N/A	$105,891,408

		Total registered investment companies		105,891,408
		Common Stock
*	Mellon Financial Corporation	Mellon Financial Corporation Common Stock	$265,709,922	$421,386,788

		Total common stock		$421,386,788
		Loans
*	Participant loans	Participant loans with various rates of interest from 5.00% to 13.20% and various maturity dates	N/A	$22,238,359

		Total investments		$1,407,100,284

*	Party-in-interest
**	The Self-Directed Account enables participants to build and manage their own portfolio through the purchase and sale of a large selection of mutual funds beyond the Basic Fund investment choices. The identity of issue, borrower, lessor or similar party varies depending on the mutual funds chosen by the participants. Mellon Bank, N.A. acts as the trustee to the Self-Directed Account.
N/A	- This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

Ein: 25-1233834

Plan Number: 001

Schedule H, Line 4j - Schedule of Reportable Transactions - Single Transactions - for the Year Ending

December 31, 2005

(a) Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Dreyfus Disciplined Stock Fund	Registered Investment Companies	N/A	$108,823,950	$111,388,960	$108,823,950	$(2,565,010)
Daily Liquidity Stock Index Fund	Common Collective Trust	$100,647,541	N/A	$100,647,541	$100,647,541	N/A
Daily Liquidity Asset Allocation Fund	Common Collective Trust	$94,977,510	N/A	$94,977,510	$94,977,510	N/A

Note 1: Lease/Rental and Expense Incurred With Transaction have been omitted because there is no information to report.

(a)	Represents transaction in securities of the same issue in excess of 5% of the plan market value as of December 31, 2005.

Schedule 3

MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

Ein: 25-1233834

Plan Number: 001

Schedule H, Line 4j - Schedule of Reportable Transactions - Series Transactions - for the Year Ending

December 31, 2005

(a) Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Dreyfus Disciplined Stock Fund	Registered Investment Companies	N/A	$132,239,281	$136,420,025	$132,239,281	$(4,180,744)
Mellon Financial Corporation	Common Stock	N/A	$70,461,676	$48,534,125	$70,461,676	$21,927,551
Daily Liquidity Stock Index Fund	Common Collective Trust	$178,219,962	N/A	$178,219,962	$178,219,962	N/A
Daily Liquidity Asset Allocation Fund	Common Collective Trust	$99,447,146	N/A	$99,447,146	$99,447,146	N/A

Note 1: Lease/Rental and Expense Incurred With Transaction have been omitted because there is no information to report.

(a)	Represents a series of transaction in securities of the same issue in excess of 5% of the plan market value as of December 31, 2005.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon 401(k) Retirement Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Mellon 401(k) Retirement
Savings Plan

By:	/s/ Lisa B. Peters
Lisa B. Peters
Chairman,
The Mellon Financial Corporation
Corporate Benefits Committee

By:	/s/ Michael A. Bryson
Michael A. Bryson
Chairman,
The Mellon Financial Corporation
Benefits Investment Committee

Date: June 29, 2006

Index to Exhibits

Exhibit No.	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.